SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)




                                   Stratabase
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                     855699
                                 (CUSIP Number)

                                David Lubin, Esq.
                              92 Washington Avenue
                              Cedarhurst, NY 11516
                                Tel: 516-569-9629
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 2003
             (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box _.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    Page 1 of

--------- ----------------------------------------------------------------------

 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Trevor Newton

--------- ----------------------------------------------------------------------


 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                    (a) [_] (b) [_]

--------- ----------------------------------------------------------------------

3          SEC USE ONLY

--------- ----------------------------------------------------------------------

 4         SOURCE OF FUNDS (See Instructions)
                             OO
--------- ----------------------------------------------------------------------


5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------

6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
--------- ----------------------------------------------------------------------


                                   7     SOLE VOTING POWER
                                             2,897,400 shares
Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With
                                  ----- ----------------------------------------


                                   8     SHARED VOTING POWER
                                             -0-
                                  ----- ----------------------------------------


                                   9     SOLE DISPOSITIVE POWER
                                             2,897,400 shares
                                  ----- ----------------------------------------


                                  10     SHARED DISPOSITIVE POWER
                                             -0-
--------------------------------- ----- ----------------------------------------


 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,897,400 shares
--------- ----------------------------------------------------------------------


12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------- ----------------------------------------------------------------------


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.57%
--------- ----------------------------------------------------------------------


14         TYPE OF REPORTING PERSON*
                    IN

--------- ----------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.           Security and Issuer

                  Security: Common Stock, par value $.001 per share ("Common Stock") (CUSIP No. 855669)

                  Issuer:       Stratabase
                                34595 3rd Avenue
                                Suite 101
                                Abbotsford, B.C.
                               V2S 8B7 Canada

Item 2.           Identity and Background

                  (a)      Trevor Newton

                  (b)      34595 3rd Avenue Suite 201  Abbotsford,  B.C. V2S 8B7
                           Canada

                  (c)      President,   Secretary,  Treasurer,  Chief  Operation
                           Officer and Chief Executive Officer of the Issuer.

                  (d) During the last five years, there have been no criminal proceedings against the Reporting Person.

                  (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      The reporting person is a citizen of Canada.

Item 3.     Source and Amount of Funds or Other Consideration

         On or about May 1, 2003, the Issuer cancelled 150,000 shares of Common Stock held by the Reporting Person in satisfaction of the $200,000 note owed to the Issuer from the Reporting Person.

Item 4.   Purpose of Transaction.

         The purpose of the transaction was to cancel the indebtedness owed to the Issuer from the Reporting Person. The indebtedness was originally incurred in 2001 in connection with the exercise of stock options granted to the Reporting Person.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person is the beneficial owner of 2,897,400 shares of Common Stock, or approximately 28.57% of the issued and outstanding shares of common stock of the Issuer.

         (b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares of common stock of the Issuer currently owned by it.

         (c) The Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.


         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.


         (e)      Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

  NA

Item 7.  Material to be Filed as Exhibits.

NA

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 16, 2004



                                                               /s/ Trevor Newton
                                                                   Trevor Newton


Attention: Intentional  misstatements  or omissions of fact  constitute  Federal criminal violations (See 18 U.S.C. 1001)